

Mail Stop 3233

April 30, 2018

Via E-mail
Ms. Lisa Palmer
Chief Financial Officer
Regency Centers Corporation
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, Florida 32202

> Re: **Regency Centers Corporation**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed on February 27, 2018**
> **File No. 001-12298**
>
> **Regency Centers, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed on February 27, 2018**
> **File No. 000-24763**

Dear Ms. Palmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Goodwill, page 91

1. We note your qualitative approach for the impairment review of goodwill consists of an assessment of whether the property's fair value is less than its carrying amount. Please clarify for us how you determined it was appropriate to consider the property's fair value,

as opposed to the corresponding reporting unit's fair value including goodwill. Please refer to paragraph 3A of ASC 350-20-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities